FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

 (Registrant)

Date March 8, 2006

“Barbara O’Neill”

 Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE: March 8, 2006

NEWS RELEASE NR 06-04

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Investor Relations

Chevonne Miller, Breakthrough Financial Marketing

Inc. at 1-403-269-7676 or 1-866-269-7676  miller@breakthrough.ab.ca

Tyler announces further porphyry intersects at Bahuerachi,

 including 20.35 meters grading 1.35 % copper, 0.2 g/t gold and 9.3 g/t silver within 51.9 meters grading 0.66% copper and 5 g/t  silver.

Tyler Resources Inc. is pleased to announce assay results for drill holes #56 and #57 for its Bahuerachi project, Mexico and record drilling production with 2,750 m drilled in February.

The two drill holes reported herein were drilled on two sections as outlined on the attached general drill hole location map.  Holes #56 and 57 tested wide sections of porphyry in the core of the Main Zone and have contributed to expanding the extent of the mineralized porphyry complex along width and at depth.  Results are presented in the following table and discussed below.

Significant intervals for drill holes DDH-BAH 56 and 57 (Main Zone Porphyry).

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-56	20	97.8	77.8	0.23	0.02	3	0.05	0.001	Mixed sediments and porphyry, oxides
	112.7	278.6	165.9	0.30	0.02	2.9	tr	0.026	Porphyry
	292.5	341.6	49.10	0.12	tr	1.3	tr	0.005	Porphyry/Dykes
	375.1	443.3	68.2	0.16	0.01	1.7	tr	0.01	Porphyry

BAH-57	30	145	115	0.55	0.04	3.2	tr	0.015	Mixed sediments, porphyry, oxides, minor skarn
	187.2	241	53.8	0.32	0.04	3.0	tr	0.002	Porphyry
	258.5	310.4	51.9	0.66	0.09	5.05	tr	0.001	Porphyry
including	284.45	304.8	20.35	1.35	0.2	9.3	tr	0.002	Porphyry
	352	432.7	80.7	0.65	0.1	3.4	tr	0.003	Porphyry
	456.7	506	49.3	0.26	0.02	2.5	tr	0.023	Porphyry

Intervals for holes #56 and 57 are interpreted true widths.

In total, drill hole BAH-57 averaged 0.43% Cu over 426.7 m, from 3 to 506 m and excluding 76.3 m of post mineral dikes that were not assayed.  As shown on the table above, multiple zones within this interval included significant amounts of silver, gold and molybdenum.

Assay results from drilling to date continue to confirm that the porphyry complex carries mineralization with open pit style mining potential on wide sections, with grades comparable to a wide range of present day or past operating producers.

March 8, 2006

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

Field / Rig Update

Drill holes #58, 59, 60 and 61 have been completed and sent to the laboratory for assay and drill holes #62, 63 and 64 are currently being completed.  Drilling is currently progressing well with 3 diamond drill rigs. A new production record was set with a total of 2,750 meters drilled during the month of February.  With the rigs and crews on site, this is the target rate at which Tyler expects to be drilling for the coming months and will allow the Company to complete its first wide-pass drill testing of the Main, North and Goat porphyry (collectively forming the Main Zone) by May 2006, as previously announced.

Reverse Circulation (RC) equipment is currently arriving on site, with the RC portion of the drilling program now anticipated to begin in the next few days.

New Target Update

Exploration in the north part of the property (see map) is progressing with a significant new target developing at Bahuerachi. Trenching, following up on a new large soil sample anomaly, has uncovered a new porphyry and related skarn system.  Soil samples in that area have outlined a significant anomaly over an area of roughly 1 kilometer by 1 kilometer and which remains open for further expansion.  The anomalous soils over this new area are largely comparable to the soil signature found over the known Main Zone porphyry and skarn complex to the south west which is currently being drilled.  Mapping and trench sampling is underway to define the extent of mineralized units and prepare the area for follow up drilling.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The company is well financed and is in the early part of a 35,000 meter combined diamond and reverse circulation drilling program currently scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T. and  Mr. Dustin Rainey, B.Sc Geology, G.I.T., consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”,“projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

click map for enlarged version

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 06-04

Expanded Claim block (Bahuerachi 5)
NORTH
New soils, porphyry, skarn
Bahuerachi Skarn/CRD Cu-Zn-Ag
Colome Skarn Trend
North Porphyry
DDH-BAH 63
DDH-BAH 59
DDH-BAH 62
D-49
D-53
D-39
D-41
DDH-BAH 60
DDH-BAH 58, 61
DDH-BAH 57
D-40
D 52/55
DDH-BAH 56
D-42
D-44
Section 4NE
D-54
DDH-BAH 64
Section 2NE
D-45
DDH-47/48
Los Alisos epithermal Au-Ag (Zn)
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
D-51
South/Goat Porphyry
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
0
1,000 m
2,000 meters
2 Km

.

click map for enlarged version

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION 2 NE,

DRILL HOLES 05BAH-18, 05BAH-33, 06BAH-54, 06BAH-56, Looking North-East

Refer to geological compilation sketch map for section location, NR 06-04

06BAH-56
05BAH-18
06BAH-54
05BAH-33
04BAH-08, 09
Chalcocite
900 m
800 m Elev.
700 m Elev.
600 m Elev.
36 meters 0.4 % Cu
11 meters 1.78 % Cu 0.11 g/t Au, 11 g/t Ag
32 meters 0.06 % Cu
24 meters 0.51 % Cu
21 meters 1.12 % Cu
30 meters 0.72 % Cu
18 meters 2.11 % Cu 0.26 g/t Au 37 g/t Ag
77.8 meters 0.23 % Cu 0.02 g/t Au 3 g/t Ag 0.001 % Mo
109.03 meters 0.40 % Cu 2.7 g/t Ag 0.02 % Mo
60 meters 1.03 % Cu 0.03 g/t Au 2.8 g/t Ag 0.018 % Mo
201 meters 0.41 % Cu 0.02 g/t Au 1.6 g/t Ag 0.015 % Mo
Drill hole #33, trace and geology
165.9 meters 0.30 % Cu 0.02 g/t Au 2.9 g/t Ag 0.026 % Mo
19.25 meters 0.20 % Cu 0.023 % Mo
35.5 meters 0.14 % Cu 0.01 g/t Au 1.6 g/t Ag 0.02 % Mo
49.10 meters 0.12 % Cu 1.3 g/t Ag 0.005 % Mo
61 meters 0.14 % Cu 1.9 g/t Ag 0.01 % Mo
68.2 meters 0.16 % Cu 0.01 g/t Au 1.7 g/t Ag 0.01 % Mo
28.5 meters 0.14 % Cu 1.3 g/t Ag 0.008 % Mo
A
R
LEGEND
(Section looking northeast)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks
Garnet-pyroxene-anhydrite-sulfide skarn
Mineralized pyroxene +/- garnet skarn in calcareous-siliceous bedded sedimentary rocks
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 10-90% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0
Scale
100m

click map for enlarged version

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 4NE,
DRILL HOLES O5BAH-42, 05BAH-44,and 06BAH-57, Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-04

05BAH-57
115 meters
0.55 % Cu
0.04 g/t Au
3.2 g/t Ag
0.015 % Mo
1000 m elev
900 m elev
800 m elev
700 m elev
600 m elev
05BAH-42
05BAH-44
Projected 30m
onto section
Chalcocite
191 meters
0.47 % Cu
0.05 g/t Au
2.9 g/t Ag
0.003 % Mo
53.8 meters
0.32 % Cu
0.04 g/t Au
3.0 g/t Ag
0.002 % Mo
10.15 meters
0.66 % Cu
4.95 g/t Ag
0.004 % Mo
51.9 meters
0.66 % Cu
0.09 g/t Au
5.05 g/t Ag
0.001 % Mo
63.4 meters
0.37 % Cu
2.9 g/t Ag
0.011 % Mo
80.7 meters
0.65 % Cu
0.1 g/t Au
3.4 g/t Ag
0.003 % Mo
49.3 meters
0.26 % Cu
0.02 g/t Au
2.5 g/t Ag
0.023 % Mo
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Fine grained sedimentary rock with sheeted quart veinlets
Post mineral feldspar-biotite+/-homblende porphyry
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bomite +/- Mo stockworks
Mineralized pyroxene +/- garnet skam in calcareous-siliceous bedded sedimentary rocks
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0
Scale
100 m